

January 29, 2013

<u>Via E-mail</u>
Mr. Martin Kelly
Chief Financial Officer
Apollo Global Management, LLC
9 West 57th Street, 43rd Floor
New York, New York 10019

     RE: **Apollo Global Management, LLC**
              Form 10-K for the Year Ended December 31, 2011
              Filed March 9, 2012
              File No. 1-35107

Dear Mr. Kelly:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                              Sincerely,

                              /s/ Pamela Long

                              Pamela Long
                              Assistant Director